

September 26, 2014

Via E-mail
John C. Wobensmith
Chief Financial Officer
Baltic Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171

      Re: **Baltic Trading Limited**
               Form 10-K for the Year Ended December 31, 2013
               Filed March 3, 2014
               Form 10-Q for the Quarter Ended June 30, 2014
               Filed August 8, 2014
               File No. 001-34648

Dear Mr. Wobensmith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Quarterly Report on form 10-Q for the six months ended June 30, 2014

Notes to the Financial Statements

Note 1. General Information, page 5

1. We note your disclosure that on July 9, 2014, Genco (as Debtor) completed its financial restructuring and emerged from Chapter 11 Bankruptcy through a Prepackaged Plan of Reorganization. We also note that your disclosure refers to Note 7 for a discussion of the potential effects of a change of control and the Genco bankruptcy case under the covenants of your credit facilities and management agreement. However, we do not believe that the disclosures in Note 7, or elsewhere in the filing, clearly explain the current risks to the Company (subsequent to July 9, 2014) related to Genco's

reorganization. Please explain to us if there has been any change in Genco's ownership interest (or if you expect a change in Genco's ownership) in the Company subsequent to June 30, 2014 as a result of the reorganization plan, and specifically tell us whether a change of control in the company has occurred as a result of Genco's reorganization plan. If so, please explain how these changes in ownership interests will impact the company's compliance with the covenants contained in its various credit facilities and indicate whether these changes in ownership will result in a default under the terms of the credit facilities. Also, please tell us if there will be any changes to the management agreement as a result of Genco's reorganization plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief